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FILE NO: 77051.2
September 22, 2010
VIA EDGAR
Ms. Kristina Aberg
Ms. Sonia Gupta Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Summit Hotel Properties, Inc. Amendment No. 1 to Registration Statement on Form S-11 Filed on September 22, 2010 File No. 333-168686
Dear Ms. Aberg:
As counsel to, and on behalf of, Summit Hotel Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-168686) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 8, 2010.
For convenience of reference, each Staff comment contained in your September 8, 2010 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on August 9, 2010 (the “Blackline”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Unless otherwise indicated, all page references in our responses refer to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

General
1.	Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert’s consent as an exhibit to the registration statement.

RESPONSE: The Company is providing to the Staff on a supplemental basis the publicly available third-party reports underlying the charts and industry data contained in Amendment No. 1, marked to identify the portions corresponding to the Company’s disclosures in the Registration Statement. The Company advises the Staff that the industry reports referenced in the Registration Statement were not prepared specifically for the Company and the Company did not compensate any third party that prepared the reports other than pursuant to the payment of normal subscription fees required of subscribers generally.
2.	Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork, including logos that you intend to use in the prospectus.

RESPONSE: The Company is providing copies of these materials to the Staff on a supplemental basis.

3.	We note your use of the following factual assertions throughout the prospectus. The basis for such factual assertions and for your management’s beliefs should be clear from the text of the prospectus or supporting documentation should be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following factual assertions:
•	“We are a ... leading hotel owner ....”

•	“The total number of hotels in the upscale and midscale without food and beverage hotel segments ... is more than six times larger than the total number of hotels in the luxury and upper upscale segments... We also believe that ... we will be the only publicly traded REIT focused solely on these segments on a national basis.”

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

•	“Our hotels are located in markets with multiple demand generators in which we have extensive experience and that have historically offered strong risk adjusted returns.”

•	“Our initial portfolio is composed of 46 seasoned hotels with established track records and strong positions within their markets....”

•	“... our hotels’ competitive advantages in their respective markets....”

•	“Over the last twenty years, our market segments have demonstrated the strongest compounded growth in demand of all segments of the lodging industry....”
RESPONSE: Throughout Amendment No. 1, the Company has revised the disclosure to address the Staff’s concerns. Specifically, the Company has added or revised disclosure on pages 1 and 71 {leading hotel owner} and {strong risk-adjusted returns}; 1 and 73 {competitive advantages}; 5, 82 and 83 {strongest compounded growth}; and elsewhere in response to the Staff’s comment. The Company is also providing to the Staff on a supplemental basis the back-up support for disclosure on pages 1 and 71 {leading hotel owner}, 76 {six times larger}, 2 and 71 {only public REIT with same focus} and 1 and 71 {multiple demand generators} marked to identify the portions that support the Company’s disclosure in the Registration Statement.

4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

RESPONSE: The Company advises the Staff that the Company does not believe the Company’s initial compensation policies and practices as they relate to risk management practices and risk-taking incentives are reasonably likely to have a material adverse effect on the Company. In reaching that conclusion, management of the Company evaluated the Company’s compensation design and philosophy and concluded that the proposed base and incentive compensation of its employees do not encourage excessive risk-taking when considered with the limitations set forth in the Company’s other governance policies and proposed practices, including REIT requirements, leverage policies and the form of the Company’s expected corporate governance guidelines. Further, the Company reviewed the vesting periods of the proposed option grants, the incentive structure for the 2011 bonus payments for Messrs. Boekelheide, Hansen and Aniszewski and the uniformity of incentive compensation structure and philosophy throughout the Company.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

5.	Please tell us if any portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship, which should be accounted for separately from the business combination. Refer to ASC 805-10-25-20 through 25-21 and ASC 805-10-55-20 through 55-23.

RESPONSE: The Company believes that no portion of the purchase price will represent a gain or a loss related to the settlement of a pre-existing relationship as there are no related party contracts in place that are being settled in connection with the merger. Therefore, no gain or loss will be recognized.
Prospectus Cover Page
6.	We note that you have omitted the price range on the cover page and throughout the prospectus of this registration statement but have included a price range for this initial public offering in the Form S-4 for Summit Hotel OP, LP, file number 333-168685. Please revise the cover page and prospectus to provide the same price range as that provided in the Form S-4 or tell us why you have omitted it here.

RESPONSE: The Company advises the Staff that the Company and the underwriters have not yet established a price range for the common stock in the initial public offering. Summit Hotel OP, LP describes in its registration statement on Form S-4 (File No. 333-168685) (the “S-4 Registration Statement”) that the number of OP units issuable in the proposed merger was based on an assumed value of $15.00 per OP unit, which was the midpoint of an assumed price range for a share of Company common stock determined at the time the terms of the merger were finalized. As a result, Summit Hotel OP, LP estimated a proposed maximum offering price per OP unit of $15.00 for purposes of the fee table of the S-4 Registration Statement. The price range for the Company’s common stock in the initial public offering will be determined by the Company and the underwriters based upon market conditions and other factors at the time the offering marketing process begins and may, but will not necessarily, correspond to the $15.00 assumed value used to establish the merger consideration. Once determined, the Company will include on the prospectus cover page the price range for the Company’s common stock in the initial public offering.
Summary, page 1
7.	Please move the “Summary Risk Factors” section to immediately follow the “Our Competitive Strengths” section.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

RESPONSE: The Company has moved the “Summary Risk Factors” section to page 3 in response to the Staff’s comment.

8.	We refer to your statement in the first paragraph on page 3 that your executive officers collectively have over 60 years of experience in the hotel business. Please do not aggregate the experience of your management.

RESPONSE: The Company has revised the disclosure on pages 2 and 72 in response to the Staff’s comment.

9.	Please revise to eliminate unnecessary repetition from the summary. For example, much of the information you disclose in the “Overview” and “Our Competitive Strengths” sections in the summary is repeated in the “Our Business and Properties” section beginning on page 75.

RESPONSE: The Company has revised the disclosure on pages 1-6, 11 and elsewhere in response to the Staff’s comment.
Our Competitive Strengths, page 2
10.	Please explain what you mean by “stabilized cash flows.”

RESPONSE: The Company has revised the disclosure throughout Amendment No. 1 in response to the Staff’s comment.

11.	We note your reference to the term RevPAR penetration index and your disclosure of your weighted-average RevPAR penetration index. Please move all your disclosure regarding this calculation to a section of the prospectus where you have explained in detail how the index is determined. For example, we refer to your discussion on pages 56 and 57.

RESPONSE: The Company has revised the disclosure on page 76 and elsewhere in response to the Staff’s comment.
Our Industry and Market Opportunity, page 5
12.	We note your reference in this section to a “below table” regarding RevPAR growth. We are unable to locate such a table in the summary section. Please remove the reference or explain.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

RESPONSE: The Company has revised the disclosure on page 5 in response to the Staff’s comment.
Summary Risk Factors, page 6
13.	Please include a statement, here and in the Distribution Policy section beginning on page 12, that you may be required to borrow funds or sell assets to pay distributions or that you may issue stock to satisfy your distribution requirements. In addition, please revise your disclosure to state that you may use proceeds from this or other offerings to pay distributions.

RESPONSE: The Company has revised the disclosure on pages 3 and 11 and 46 in response to the Staff’s comment.
Our Formation Transactions, page 7
14.	We note that in connection with the reorganization, your operating partnership will issue 9,993,992 OP units to your predecessor’s members. We refer to your disclosure on page 14 that your operating partnership will have 10,100,000 units outstanding after the merger. Please clarify, if true that the 1,517,879 OP units to be issued to Mr. Boekelheide and his affiliates, and the 4,105 OP units to be issued to Mr. Aniszewski are included in the 9,993,992 OP units being issued to your predecessor’s members. Also clarify here who will receive the remaining 106,008 OP units that will be issued.

RESPONSE: The Company has added disclosure on page 6 in response to the Staff’s comment.
Risk Factors
15.	Several of your risk factors include lengthy bullet point lists. Please review your risk factors to ensure that each risk factor presents only one risk. We note the following risk factors by way of example only.
•	We may be unable to complete acquisitions that would grow our business, and even if they are completed, we may fail to successfully integrate and operate such acquired hotels, page 20;

•	Joint venture investments could be adversely affected by a lack of sole decision-making authority and our reliance on the financial condition of our joint venture partners, page 25.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

•	Our operating results and ability to make distributions may be adversely affected by the markets in which we operate and risks inherent to the ownership of hotels, page 26; and
RESPONSE: The Company has revised the disclosure on pages 18-21, 23-26 and 29 in response to the Staff’s comment.
Use of Proceeds, page 44
16.	Please tell us if any of indebtedness to be discharged with the proceeds from the offering was incurred within the last year. If so, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: The Company has added disclosure on pages 41 in response to the Staff’s comment.

17.	Please also provide all the disclosure required by Instructions 5 and 6 to Item 504 of Regulation S-K regarding proceeds from the offering to be used for acquisitions.

RESPONSE: The Company discloses on page 41 general categories for which net proceeds remaining after repayment of identified indebtedness and planned capital improvements to its hotels may be used. The Company advises the Staff that the Company does not currently have any specific probable acquisitions to disclose pursuant to Instruction 5 or 6 of Item 504 of Regulation S-K.
Distribution Policy, page 48
18.	Please revise your filing to remove any projections related to your initial dividend distribution, including the table on page 50. Due to the lack of in-place leases in a typical hotel, revenues are too difficult to predict, and as such, it is not appropriate to project an initial dividend distribution.

RESPONSE: The Company respectfully requests that the Staff reconsider this comment because the Company believes that the initial dividend distribution rate is one of the most important pieces of information available to prospective investors in REIT IPOs. The Company’s predecessor, Summit Hotel Properties, LLC, has many years’ experience owning and operating the hotel portfolio that will be owned by the Company upon completion of the formation transactions. As a result, the Company believes that the pro forma financial results for these hotel properties for the 12 months ended June 30, 2010 form an appropriate measure of estimating the income and cash flow that will be

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

available to the Company to fund its initial distributions to stockholders. In fact, the Company considers these pro forma results to show a near-worst case scenario in terms of the Company’s ability to generate cash available for distribution, in light of the fact that a portion of that 12-month period includes the worst operating environment for the hotel industry in many years. The Company’s confidence in its ability to project its revenues, and cash available for distribution, is bolstered because recent trends in the Company’s and the industry’s operating fundamentals are positive.
The Company believes there is sufficient disclosure within the “Distribution Policy” section to inform investors of the risks and uncertainties relating to the establishment and continuance of the initial distribution rate. In respect of each adjustment shown in the tabular presentation, the Company has included notes to explain clearly how the adjustment was made and to indentify the historical data and assumptions used. In addition, the Company cautions that “any distributions we pay in the future will depend upon our actual results of operations, economic conditions, capital expenditure requirements, debt service requirements and other factors that could differ materially from our current expectations.”
The Company notes that many types of businesses have revenues that are not dependent on in-place long-term leases or any other contractual arrangements but nonetheless can make reasonable pro forma presentations and projections based on historical operating experience. Lastly, the Company further notes that historically, numerous hotel REITs have established and disclosed in their IPO prospectuses an initial distribution rate based on the same type of historical pro forma results that the Company is utilizing.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54
19.	We note that your predecessor may pay accrued and unpaid priority returns on Class A and Class A-1 membership interests through the business day immediately prior to the closing date of the related merger with the predecessor’s available cash flow. Please discuss the impact this may have on your predecessor’s liquidity.

RESPONSE: The Company has revised the disclosure on page 61 in response to the Staff’s comment.
Key Operating Metrics, page 56
20.	We refer to your discussion here and on page 80 of the methodology used to calculate RevPAR penetration index and note that it is subject to the minimum criteria established

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

by Smith Travel Research. It is unclear from your disclosure, however, what additional criteria you use to calculate your RevPAR penetration index. Please revise your disclosure to clarify if you use additional criteria. In addition, please tell us if this metric is calculated by you or by Smith Travel Research on your behalf.
RESPONSE: The Company has revised the disclosure on pages 76 in response to the Staff’s comment. The Company advises the Staff that this metric is calculated by Smith Travel Research and provided by Smith Travel Research to the Company.
Liquidity and Capital Resources, page 65
21.	Please revise your discussion of liquidity to disclose the amount of debt for which you have not yet received lender consents for the merger. Please include a discussion of what you intend to do if any of these lenders ultimately will not provide consents. To the extent you would have to repay outstanding debt, please reflect this in your pro forma financial statements.

RESPONSE: The Company has added disclosure on page 61 in response to the Staff’s comment. The Company advises the Staff that the Company is in the process of obtaining consents and will update pro formas for any required repayments in connection with obtaining consents when the Company has more complete information about any required repayments. If the required consents are obtained timely, the Company expects to remove the added disclosure before printing the preliminary prospectus to be used in the offering marketing process.
Contractual Obligations, page 68
22.	In addition to the contractual obligations table on a pro forma basis, please revise to include a contractual obligations table on a historical basis.

RESPONSE: The Company has added disclosure on page 64 in response to the Staff’s comment.
Our Portfolio, page 83
23.	Please tell us how you will account for the sale of the eight parcels of vacant land.

RESPONSE: The Company will account for the sale of the eight parcels of vacant land as a partial sale in accordance with ASC 360-20-40, because, through its 10% ownership

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

interest in the joint venture formed to purchase the parcels, the Company will have a continuing interest in those parcels after the sale.
Our Hotel Operating Agreements, page 95
24.	Please provide a summary of the key terms of your franchise agreements and your agreements with your hotel manager. Your description should address material fees, the term of the agreements, material termination provisions such as those based upon performance or financial metrics and other material terms.

RESPONSE: The Company has added disclosure on pages 91 and 92 in response to the Staff’s comment. The Company will add a summary of the key terms of its agreements with its hotel manager in a subsequent amendment after the Company enters into definitive agreements with its hotel manager.
Assets Held for Sale, page F-20
25.	Please revise your accounting policy for assets held for sale to value them at the lesser of historical cost or fair value less costs to sell. Refer to ASC 360-35-38 to 35-40. Additionally, you note that you have committed to sell six parcels of land, but the disclosure on page 83 indicates there are eight parcels of land which you have committed to sell. Please clarify these references are to the same assets, and reconcile the difference.

RESPONSE: The Company has revised the disclosure statements throughout Amendment No. 1 to address the Staff’s comment.
Item 33. Recent Sales of Unregistered Securities, page II-1
26.	We note that you issued and sold shares in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and Regulation D. Beginning March 16, 2009, we required all filers to submit their Forms D electronically on EDGAR. See Guidance on Form D Filing Process located at http://www.sec.gov/divisions/corpfin/fonrndfiling.htm. Please promptly file copies of any required Form D.

RESPONSE: The Company has deleted the reference to Regulation D on page II-1, because the Company issued and sold the shares in reliance upon the exemption provided by Section 4(2) of the Securities Act.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
September 22, 2010

Item 36._ Financial Statements and Exhibits, page II-2
27.	Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

RESPONSE: The Company has filed additional exhibits with Amendment No. 1 and will file the remaining exhibits in subsequent amendments once the exhibits become available. The Company is providing to the Staff on a supplemental basis drafts of the Exhibit 5.1 and Exhibit 8.1 opinions to be provided by Company counsel.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7336 or David C. Wright at (804) 788-8638.
Very truly yours,
/s/ Edward W. Elmore, Jr.
Edward W. Elmore, Jr.

cc:	Kerry W. Boekelheide Daniel P. Hansen James E. Showen, Esq. Kevin L. Vold, Esq.